Exhibit 99.1

02/CAT/03

Not for release or publication in or into Japan, Australia or the Republic of Ireland

Page 1 of 6

FOR IMMEDIATE RELEASE

07.00 GMT 02.00 EST Thursday 17 January 2002

For Further Information Contact:
Cambridge Antibody Technology          Weber Shandwick Square Mile (Europe)
------------------------------         ------------------------------------
Tel: +44 (0) 1763 263233               Tel: +44 (0) 20 7950 2800
David Chiswell, CEO                    Kevin Smith
John Aston, Finance Director           Graham Herring
Rowena Gardner, Head of Corporate
Communications


Drug Royalty Corporation               BMC Communications/The Trout Group (USA)
------------------------               ----------------------------------------
Tel: +1 416 863 1865                   Tel: +1 212 477 9007
Jim Webster, President, ext. 225       Brad Miles, ext. 17 (media)
Petra Decher, Director,                Brandon Lewis, ext. 15 (investors)
Finance, ext. 232


                 CAMBRIDGE ANTIBODY TECHNOLOGY ("CAT") AND
                      DRUG ROYALTY CORPORATION ("DRC")
         ANNOUNCE C$126 MILLION ((pound)55 million) SHARE FOR SHARE
                      OFFER TO BE MADE BY CAT FOR DRC


Melbourn, UK and Toronto, Canada... Cambridge Antibody Technology ("CAT") (LSE: CAT; NASDAQ: CATG) a UK-based leading developer of human monoclonal antibodies as novel therapeutics and Drug Royalty Corporation ("DRC") (TSE:
DRI), a Canada-based company whose assets primarily consist of an international portfolio of royalty interests in a variety of high profile drugs, have entered into a definitive agreement pursuant to which CAT will make an offer by way of a takeover bid for all of the issued shares of DRC. DRC's board of directors recommends that DRC's shareholders accept CAT's offer. DRC shareholders, holding in aggregate approximately 30% of DRC's fully diluted share capital, have agreed to tender their shares to the offer.

Transaction Highlights

o DRC generates strong cash flow from its portfolio of drug royalty interests which CAT will utilise to advance the clinical development of its growing pipeline of new antibody drugs.


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o    As part of the transaction, CAT will also benefit from indirectly acquiring the benefits of its royalty-based obligations under its existing contract with DRC.
o CAT does not expect to continue investing in the acquisition or creation of new royalty interests and does not plan to retain DRC's management.
o DRC shareholders will obtain a stake in a leading, international antibody technology company, allowing them to participate in the upside potential of a broader base of royalty, licensing and profit-sharing interests from a number of international pharmaceutical companies.
o CAT's offer price values DRC at C$3.00 per share, representing a 20% premium to DRC's 60 day volume weighted average trading price.
o DRC shareholders can elect to receive CAT shares listed on the London Stock Exchange (LSE), or American Depository Shares (ADS) listed on NASDAQ.
o DRC and CAT have entered into a support agreement providing for customary conditions for a Canadian transaction of this type, including a minimum level of acceptance of 66-2/3% of the outstanding shares of DRC.
o CAT has entered into an agreement with MDS Capital Corp. and Canadian Medical Discoveries Fund (CMDF), DRC's two largest shareholders, under which they have agreed to tender their shares to the offer.

David Chiswell, CEO of CAT, said, "DRC generates strong cash flow from its portfolio of drug royalty interests and the acquisition of DRC will be of incremental value to CAT as it progresses its monoclonal antibody therapies through clinical development. DRC's net cash position will provide CAT with further funding, as it continues the creation and development of its growing pipeline of new antibody drugs. CAT will also benefit from indirectly acquiring the benefits of its royalty-based obligations under its existing contract with DRC, which expires in 2009."

Jim Webster, President of DRC, said, "CAT's offer provides DRC shareholders with the opportunity to obtain a stake in a leading international antibody technology company. The offer will allow them to participate in a more liquid stock with the upside potential of a broader base of royalty, licensing and profit-sharing interests from a number of international pharmaceutical companies. These include CAT's royalty interest in D2E7, Abbott's anti-TNF alpha antibody for rheumatoid arthritis which Abbott expects to be launched in 2003. The DRC board fully supports this combination and recommends it to shareholders."

CAT's reasons for the offer

CAT's strategy is to develop a portfolio of therapeutic antibody products through collaborations with other pharmaceutical and biotech companies. At present six products initiated by CAT are at various stages of clinical trials. CAT uses a variety of collaborations to fund product development. These include products where development is funded by the collaborator, products which are jointly funded, and products which are solely funded by CAT.


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DRC has an established portfolio of royalty and royalty-related interests in marketed pharmaceutical products, which generate strong positive cash flow. This cash flow can be used by CAT to help fund the development of antibody products within its own portfolio. Additionally DRC's royalty-based cash flow streams are of a similar nature to those which CAT anticipates to derive in the future from its own collaborator funded programmes.

CAT entered into a royalty agreement with DRC in 1994. On acquiring DRC, CAT will benefit from indirectly acquiring the benefits of its royalty-based obligations under its existing contract with DRC.

CAT does not expect to continue DRC's investment strategy in further royalty-based programmes but will realise in cash, over time, the value of DRC's existing portfolio of interests. For this reason CAT does not expect to retain the services of the DRC management team.

Further details of the offer

CAT's offer values DRC at C$3.00 per DRC share and approximately C$126.2 million ((pound)55.0 million) on a fully diluted basis, representing a premium of 20% to DRC's 60 day volume weighted average trading price and a premium of 8% to the closing price of C$2.78 per DRC share on 16 January 2002, the last business day prior to this announcement. The offer value net of DRC's cash and short-term investments of approximately C$26 million represents approximately a 77% premium to the book value of DRC's non-cash assets as of November 30, 2001.

DRC's board of directors formed a special committee to aid in its evaluation of the offer and its other alternatives. The special committee is comprised of two independent directors, Mr David Williams, Chairman of the special committee, and Mr Robert Pickholtz. The special committee retained HSBC Securities (Canada) Inc. as the financial advisor to the board of directors. HSBC Securities has indicated that it has delivered an opinion that the offer is fair from a financial point of view to DRC's shareholders.

CAT has entered into an agreement with MDS Capital Corp., Canadian Medical Discoveries Fund and Health Care and Biotechnology Fund, representing in aggregate approximately 13 million shares or 30% of DRC's fully diluted shares, under which they have agreed to tender all of their shares to the offer, subject to their right to tender to a higher offer or withdraw their tendered shares under certain circumstances. CAT does not own any securities of DRC.

The formal offer documentation will be mailed to DRC's shareholders as soon as practicable. The offer will be open for acceptance for a period of 36 days from mailing of the documents unless withdrawn or extended.



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Terms of the Support Agreement

Under the terms of the support agreement, CAT will offer DRC shareholders C$3.00 per DRC share in CAT shares or ADSs. The number of CAT shares or CAT ADSs to be paid to DRC's shareholders will be determined by a formula that divides C$3.00 by the volume weighted average of the trading prices of the CAT shares on the LSE for the ten trading days randomly selected from the fifteen trading days ending four days immediately prior to the first date CAT can take up and pay for shares tendered by DRC's shareholders, converted into Canadian dollars at a pound sterling/Canadian dollar exchange rate based on the average noon spot exchange rate for the same ten trading days, subject to a minimum exchange ratio of 0.063. This ratio will be announced upon its determination four days immediately prior to the initial expiry date of the offer and will thereafter remain fixed including for any extensions of the offer.

If the number of CAT shares to be issued under the formula exceeds 3.653 million shares, CAT will not be required to complete the transaction. CAT in such circumstances may nevertheless choose at the time the share exchange ratio is announced to complete the transaction.

CAT will pay the amount of consideration in excess of 3.196 million CAT shares in either or any combination it elects of cash, CAT shares or CAT ADSs (depending on the form of consideration chosen by the shareholder).

The offer will also be subject to other customary conditions for a Canadian transaction of this type, including a minimum level of acceptances of 66-2/3% of the outstanding shares of DRC and the admission of the new shares to be issued pursuant to the offer to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange.

CAT and DRC also agreed today to amend their royalty agreement to permit CAT to terminate the agreement upon payment to DRC of C$14 million ((pound)6.1 million) in cash or CAT shares or a combination of shares and cash at CAT's election, in certain circumstances in the event of a change of control of DRC.

About CAT

CAT is a UK biotechnology company using its proprietary technologies in human monoclonal antibodies for drug discovery and drug development. Based in Melbourn, 10 miles south of Cambridge, England, CAT currently employs around 260 people. CAT is listed on the London Stock Exchange and has been listed on NASDAQ since June 2001.

CAT raised (pound)41 million in its IPO in March 1997 and (pound)93 million in a secondary offering in April 2000.



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CAT has a leading platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs and to utilise antibodies as tools for target validation. Six human therapeutic antibodies developed by CAT are at various stages of clinical trials.

CAT has alliances with a number of biotechnology and pharmaceutical companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human antibody phage display libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, AMRAD, Elan, Eli Lilly, Genetics Institute, Genzyme, Human Genome Sciences, Immunex, Incyte, Merck & Co., Inc, Oxford GlycoSciences, Pharmacia, Pfizer, Wyeth-Ayerst, Xerion and Zyomyx.

For the year ended 30 September 2001, under UK GAAP, CAT reported a loss before taxation of (pound)11.8 million, on turnover of (pound)7.1 million. Under UK GAAP, CAT had net assets as at that date of (pound)156.1 million, with net cash and liquid resources of (pound)156.8 million. On the basis of the closing price on the London Stock Exchange of 1,700p per CAT share on 16 January 2002 (the last business day prior to this announcement) CAT's market capitalisation was approximately (pound)603 million (C$1,382 million).

About DRC

DRC profits from the growth of the global healthcare market by acquiring royalty streams generated from participants in the healthcare sector such as universities, inventors, and biotechnology and pharmaceutical companies. DRC also creates new royalty streams by providing capital in exchange for a percentage of sales of a product, basket of products or all corporate sales of the healthcare company. The royalty is based on a percentage of sales over a period of time.

DRC's portfolio includes interests in a variety of high profile drugs such as Amgen's Neupogen(R), Bristol-Myers Squibb's Taxol(R) and Johnson & Johnson's Remicade(R). DRC also has interests in Schering-Plough's Clarinex(R) and Celgene's Thalomid(R).

For the year ended 31 August 2001, under Canadian GAAP, DRC reported earnings before income taxes of C$9.1 million, on revenues of C$21.1 million. As at 30 November 2001, under Canadian GAAP, DRC had net assets of C$82.7 million, with net cash and short-term investments of C$26.0 million. On the basis of the closing price on the Toronto Stock Exchange of C$2.78 per DRC share on 16 January 2002 (the last business day prior to this announcement) DRC's market capitalisation was approximately C$114 million ((pound)50 million).



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Additional Information

Merrill Lynch International is acting for CAT and no one else in connection with the proposals described in this press release and will not be responsible to anyone else for providing the protections afforded to the clients of Merrill Lynch International nor for providing advice in relation to such proposals.

This press release is not an offer to purchase nor a solicitation of an offer to sell securities. DRC's shareholders are advised to read carefully the formal offer documentation.


                                   -ENDS-


Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about CAT that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934.

These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.